SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2004

PCCW Limited
(Translation of Registrant’s Name Into English)

39th Floor, PCCW Tower,
TaiKoo Place, 979 King’s Road
Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F ☒     Form 40-F ☐

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes ☐        No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

PCCW LIMITED

INDEX TO EXHIBITS

Item

1.	Announcement dated November 2, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PCCW LIMITED

Dated: November 12, 2004	By: (Sd.) Hubert Chak

Name: Hubert Chak
Title: Company Secretary

Item 1

UNAUDITED FINANCIAL RESULTS ANNOUNCEMENT
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004

The directors of PCCW Limited (“PCCW” or the “Company”) announce the unaudited consolidated results for the Company and its subsidiaries (the “Group”) for the nine months ended September 30, 2004. These results have not been audited, but have been reviewed by the Company’s Audit Committee and are extracted from the financial information that has been reviewed by the Company’s independent auditors, PricewaterhouseCoopers, in accordance with Standard on Assurance Engagements 100 “Framework for assurance engagements intended to provide either a high or moderate level of assurance” issued by the Hong Kong Institute of Certified Public Accountants. The review consisted principally of making enquiries of management and applying certain other procedures to the financial information including agreeing the financial information to the books and records of the Company for the nine months ended September 30, 2004 and is substantially less in scope than an audit.

As announced on August 26, 2004, the Board of Directors (the “Board”) intended, in the absence of unforeseen circumstances, to declare an interim dividend in an amount of 5.5 HK cents per ordinary share or an aggregate amount of approximately HK$295 million, which it is intended to be payable on a record date falling on or around the end of November 2004, to shareholders on the Register of Members on the record date. In order to formally declare the proposed dividend in compliance with the Companies Ordinance, the Company has prepared, and filed with the Registrar of Companies, the unaudited unconsolidated accounts of PCCW for the nine months ended September 30, 2004 on November 2, 2004. The purpose of this announcement is to keep the shareholders of the Company and the public informed of its financial results.

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENT

For the nine months ended September 30, 2004
(In HK$ million except for earnings/dividend per share)

	2004	2003

Turnover	15,970	15,935

Operating profit before net gains on investments and
restructuring costs	2,911	3,308
Gains on investments, net	247	519
Restructuring costs	(44)	-

Profit from operations	3,114	3,827
Finance costs, net	(1,488)	(1,642)
Share of results of jointly controlled companies	(4)	(670)
Share of results of associates	47	27

Profit before taxation	1,669	1,542
Taxation	(648)	(956)

Profit after taxation	1,021	586
Minority interests	(3)	104

Profit attributable to shareholders	1,018	690

Basic earnings per share	18.96 cents	14.22 cents

Diluted earnings per share	18.87 cents	14.21 cents

Dividend per share
Interim dividend	5.5 cents	N/A

EBITDA*	4,735	5,593

*	EBITDA represents earnings before interest, taxation, depreciation, amortization, gain/loss on disposal of fixed assets, net gains on investments, provisions for impairment losses, restructuring costs, other income and the Group’s share of results of jointly controlled companies and associates. While EBITDA is commonly used in the telecommunications industry worldwide as an indicator of operating performance, leverage and liquidity, it is not presented as a measure of operating performance in accordance with accounting principles generally accepted in Hong Kong and should not be considered as representing net cash flows from operating activities. The computation of the Group’s EBITDA may not be comparable to similarly titled measures of other companies.

FINANCIAL HIGHLIGHTS

For the nine months ended September 30,
HK$ million

	2004	2003	Better/ (Worse) y-o-y
Revenue
Telecommunications Services (“TSS”)	11,356	12,535	(9)%
Business eSolutions [1]	1,983	1,660	19%
Infrastructure	3,275	2,489	32%
Infrastructure (ex. Bel-Air)	342	373	(8)%
Bel-Air	2,933	2,116	39%
Others	287	253	13%
Elimination	(931)	(1,002)	7%

Total Revenue	15,970	15,935	-

EBITDA
TSS	4,976	6,287	(21)%
Business eSolutions[1]	70	46	52%
Infrastructure	486	188	159%
Infrastructure (ex. Bel-Air)	207	190	9%
Bel-Air	279	(2)	N/A
Others	(797)	(928)	14%

Total EBITDA	4,735	5,593	(15)%

Group EBITDA Margin	30%	35%

Depreciation and amortization	(1,897)	(2,155)	12%
Gain/(Loss) on disposal of fixed assets	73	(130)	N/A

Operating profit before net gains on investments
and restructuring costs	2,911	3,308	(12)%

[1]	Business eSolutions includes IT business provisioned under Unihub.

REVENUE

The consolidated revenue for the Group for the nine months ended September 30, 2004 remained stable at HK$15,970 million compared to the same period in 2003. This was primarily due to an increase in revenue recognized from Bel-Air sales, increased revenue from Unihub, the Group’s IT solutions business, and continuing growth in the broadband Internet access business. The increase was partially offset by a reduction in the overall number of direct exchange lines in service operated by the Group, and the significant downward pricing pressure in the traditional local data and international telecommunications markets.

OPERATING DRIVERS

September 30,	2004	2003	Better/ (Worse) y-o-y

Exchange lines in service (’000)	2,606	2,844	(8)%
Business lines (’000)	1,152	1,250	(8)%
Residential lines (’000)	1,454	1,594	(9)%

Fixed line market share [2]	69.0%	74.6%	(5.6)%
Business lines	69.2%	73.8%	(4.6)%
Residential lines	68.8%	75.2%	(6.4)%

Total broadband access lines (’000)	774	663	17%
(Consumer, business and wholesale customers)
Retail consumer broadband subscribers [3] (’000)	643	483	33%
Retail business broadband subscribers (’000)	70	60	17%

Consumer narrowband subscribers (’000)	153	184	(17)%

Retail IDD minutes (’M mins)	1,020	910	12%

Traditional data (Exit Gbps)	217	185	17%

IPLC bandwidth (Exit Mbps)	5,671	1,463	288%

New Generation Fixed-Line (“NGFL”) sign-ups (’000)	944	451	109%

now Broadband TV sign-ups (’000)	367	58	>500%

[2]	September 30, 2004 market shares are provisional figures and year-on-year percentage changes are presented in absolute terms.

[3]	Certain customers were assigned from So-net to PCCW in September 2004. Those customers were previously the Group’s wholesale customers.

TSS

The operations of TSS for the nine months ended September 30, 2004 are summarized below:-

For the nine months ended September 30,
HK$ million
	2004	2003	Better/ (Worse) y-o-y

Local Telephony Services	4,016	4,547	(12)%
Local Data Services	3,274	3,314	(1)%
International Telecommunications Services	1,785	2,277	(22)%
Other Services	2,281	2,397	(5)%

Total Revenue	11,356	12,535	(9)%

EBITDA	4,976	6,287	(21)%

EBITDA Margin	44%	50%

Local Telephony Services. Revenue from local telephony services for the nine months ended September 30, 2004 decreased 12 percent to HK$4,016 million. This primarily reflected a reduction in the overall number of direct exchange lines in service operated by the Group as a result of the intense competition from other fixed-line operators and substitution by broadband access lines and wireless telecommunications services.

On October 8, 2004, the Office of the Telecommunications Authority (“OFTA”) proposed an industry consultation to move its regulation of the fixed line services of PCCW-HKT Telephone Limited (“PCCW-HKT”) from ex ante regulation (i.e., prior approval of tariffs with PCCW-HKT being presumed dominant) to ex post regulation (i.e., no prior approval of tariffs and no presumption of dominance). The industry consultation period will end on November 19, 2004. Management believes that the new regulatory regime will enhance the Group’s competitiveness in its fixed line business by allowing the Group to introduce new services and new service packages to the market in a timely manner.

Separately, on October 4, 2004, OFTA launched an industry consultation to invite views on the regulation of Internet Protocol (“IP”) Telephony. The consultation period will end on December 4, 2004. The Group fully supports the use of IP technology, as is evident from its launch of now Broadband TV and NGFL services.

On October 11, 2004 PCCW-HKT applied to the High Court of the Hong Kong Special Administrative Region to commence judicial review proceedings of a decision by the Telecommunications Authority relating to Voice over Internet Protocol (“VoIP”). Such decision allows another fixed line service provider to use PCCW’s network to provide local Internet phone services, which PCCW-HKT believes may be in violation of such operator’s fixed telecommunications network services license.

Local Data Services. Local data services revenue for the nine months ended September 30, 2004 decreased 1 percent to HK$3,274 million. Total broadband access lines continued to grow by 17 percent to 774,000 as at September 30, 2004. Increase in broadband revenue counter-balanced the decline in revenue due to severe pricing pressure in the provision of local area and wide area (LAN and WAN) corporate networks and high-speed, high-volume data transmissions from mobile telephone operators and Internet service providers.

International Telecommunications Services. International telecommunications services revenue for the nine months ended September 30, 2004 decreased 22 percent to HK$1,785 million. The international telecommunications markets continued to be extremely competitive, driving down retail prices while boosting traffic volume.

Other Services. Other services revenue for the nine months ended September 30, 2004 decreased 5 percent to HK$2,281 million. This was mainly due to a decline in customer premise equipment (“CPE”) sales revenue which was partially offset by an increase in technical consultancy and network operation outsourcing services revenue.

Business eSolutions

Business eSolutions revenue for the nine months ended September 30, 2004 increased 19 percent to HK$1,983 million. This was mainly due to more significant revenue contribution from Unihub, the Group’s IT business, including Unihub China Information Technology Company Limited, the Group’s subsidiary co-owned with China Telecommunications Corporation established in 2003. Revenue from the Group’s business broadband and directories businesses remained stable.

Infrastructure

Infrastructure revenue for the nine months ended September 30, 2004 increased 32 percent to HK$3,275 million.

Up to September 30, 2004, 1,503 Bel-Air apartments have been sold, generating approximately HK$14,643 million in pre-sales proceeds. The Group recognized HK$2,933 million revenue for the nine months ended September 30, 2004, a 39 percent increase from the same period in 2003, on the basis of percentage of completion in accordance with industry practice.

Others and Elimination

Other revenue increased 13 percent to HK$287 million. This primarily included revenue from the Group’s businesses in Taiwan and Japan.

Elimination of HK$931 million predominantly related to internal charges for communications services consumed, IT support and computer system network charges, customer support services and rental between the Group’s business units.

COSTS

Total costs of sales and services for the nine months ended September 30, 2004 increased 21 percent to HK$6,762 million. In line with the percentage of completion methodology, certain construction and establishment costs of the Cyberport project previously capitalized were recognized as cost of sales to match against the revenue recorded during the period. Start-up costs in relation to the Group’s Unihub businesses in mainland China were also incurred during the period. TSS costs of sales and services increased 7 percent to HK$3,095 million primarily due to an increase in marketing and customer acquisition costs of the Group’s new products and services, such as now Broadband TV and NGFL services.

Operating costs before depreciation and amortization for the nine months ended September 30, 2004 decreased 6 percent to HK$4,473 million while operating costs for TSS decreased 2 percent to HK$3,285 million. This was primarily due to various strategic realignment plans and efficiency programs implemented and an increase in overall productivity level. The Group recognized some start-up costs for its wireless broadband business in the United Kingdom which offset a portion of the savings in total operating costs.

EBITDA

Group EBITDA for the nine months ended September 30, 2004 decreased 15 percent to HK$4,735 million largely due to a change in the business mix and higher costs of sales. Correspondingly, group EBITDA margin for the nine months ended September 30, 2004 decreased to 30 percent while TSS EBITDA margin decreased to 44 percent, which were consistent with the EBITDA margins previously reported in the first six months of 2004.

INTERIM DIVIDEND

The Board has resolved to declare an interim dividend of 5.5 HK cents per ordinary share (2003: Nil) for the nine months ended September 30, 2004 to shareholders whose names appear on the Register of Members of the Company on November 19, 2004 and payable on or around November 25, 2004.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members will be closed from November 17, 2004 to November 19, 2004 both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the interim dividend of 5.5 HK cents per ordinary share, all transfers, accompanied by the relevant share certificates, should be lodged with the Company’s Registrars, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, for registration not later than 4:00 p.m. on November 16, 2004. Dividend warrants will be despatched on or around November 25, 2004.

AUDIT COMMITTEE

The Company’s Audit Committee has reviewed the unaudited consolidated results of the Group for the nine months ended September 30, 2004.

PUBLICATION OF UNAUDITED UNCONSOLIDATED ACCOUNTS OF PCCW ON THE COMPANY’S WEBSITE

A copy of the unaudited unconsolidated accounts of PCCW for the nine months ended September 30, 2004 has been delivered to the Registrar of Companies pursuant to the Companies Ordinance on November 2, 2004 and will be published on the Company’s website on November 3, 2004.

By Order of the Board
Hubert Chak
Company Secretary

Hong Kong, November 2, 2004

The directors of the Company as at the date of this announcement are as follows:

Executive Directors:
Li Tzar Kai, Richard (Chairman); So Chak Kwong, Jack (Deputy Chairman and Group Managing Director); Yuen Tin Fan, Francis (Deputy Chairman); Peter Anthony Allen; Alexander Anthony Arena; Chung Cho Yee, Mico; Lee Chi Hong, Robert

Non-Executive Directors:
Sir David Ford, KBE, LVO; The Hon Raymond George Hardenbergh Seitz

Independent Non-Executive Directors:
Prof Chang Hsin-kang; Dr Fung Kwok King, Victor; Dr The Hon Li Kwok Po, David, GBS, JP; Sir Roger Lobo, CBE, JP; Aman Mehta

Forward-Looking Statements

This announcement contains certain forward-looking statements. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “predict” and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance. Actual results could differ materially from those expressed or implied in such forward-looking statements. Such forward-looking statements are based on PCCW’s current assumptions and expectations and are subject to risks and uncertainties that could significantly affect expected results. Factors that could cause actual results to differ materially from those reflected in the forward-looking statements are discussed in PCCW’s reports furnished to or filed with the United States Securities and Exchange Commission (“SEC”), including, but not limited to, PCCW’s report on Form 6-K containing this announcement, the section “Forward-Looking Statements” and certain other sections of PCCW’s 2003 Annual Report on Form 20-F filed with the SEC on June 28, 2004 and PCCW’s 2004 Interim Report on Form 6-K furnished with the SEC on October 5, 2004.